                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 7)*

                         SHOWBOAT, INC.
                       (Name of Issuer)

                 Common Stock, $1.00 par value
                (Title of Class of Securities)

                           825390107
                        (CUSIP Number)

Mark A. Clayton, Esq., Showboat, Inc., 2800 Fremont Street, Las, Vegas,
                      Nevada 89104, (702) 385-9141
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                       December 18, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[CAPTION]

                             SCHEDULE 13D

CUSIP NO. 825390107                                  PAGE 2 OF 6 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JOHN KELL HOUSSELS  ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
          Not applicable                                       (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
          Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
          Not applicable                                           [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

               7   SOLE VOTING POWER
                      1,181,087 (See Item 5)
 NUMBER OF
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY          -0-
 OWNED BY
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING            1,181,087 (See Item 5)
  PERSON
   WITH       10   SHARED DISPOSITIVE POWER
                      -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,181,087 (See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                    [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3

14  TYPE OF REPORTING PERSON*
          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

     This  Amendment No. 7 amends and restates the Schedule  13D,

as  most  recently  amended  by Amendment  No.  6  thereto  dated

December  22  and  24, 1992 (the "Schedule 13D"),  of  John  Kell

Houssels  with respect to the Common Stock, $1.00 par  value,  of

Showboat, Inc., a Nevada corporation.

ITEM 1.   SECURITY AND ISSUER.

     Common  Stock,  $1.00  par  value (the  "Common  Stock")  of

Showboat, Inc., a Nevada corporation (the "Issuer"); 2800 Fremont

Street, Las Vegas, Nevada 89104.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  John Kell Houssels (the "Reporting Person")

     (b)  2800 Fremont Street
          Las Vegas, Nevada 89104

     (c)  Chairman of the Board
          Showboat, Inc.
          2800 Fremont Street
          Las Vegas, Nevada 89104

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable.


                                                Page 3 Of 6 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     On  December 18, 1997, the Issuer entered into an  Agreement and  Plan  of  Merger  (the  "Merger  Agreement")  with  Harrah's

Entertainment, Inc., a Delaware corporation ("Harrah's"), and HEI

Acquisition Corp., a Nevada corporation ("MergerSub"),  providing for  the  merger of MergerSub with and into the Issuer  with  the

Issuer as the surviving corporation.  Following the approval  and

adoption   of   the  Merger  Agreement  by  two-thirds   of   the

stockholders of the Issuer, and upon the receipt of all necessary gaming and other approvals, and the satisfaction or waiver of all other  conditions precedent, the MergerSub will  merge  with  the

Issuer  and  each  outstanding share  of  Common  Stock  will  be converted automatically into the right to receive $30.75 in  cash per share.

     As  a condition to Harrah's and MergerSub entering into  the

Merger  Agreement, the Reporting Person entered into that certain

Stockholder  Support  Agreement  dated  December  18,  1997  (the

"Support Agreement"), whereby the Reporting Person agreed subject to  certain  conditions (a) to vote all of his shares  of  Common

Stock in favor of the Merger Agreement, and in favor of any other

matter   necessary  for  the  consummation  of  the  transactions

contemplated  by the Merger Agreement; and (b)  not  to  sell  or otherwise  dispose, directly or indirectly, of any of his  shares of  Common Stock, until the termination of the Support Agreement.

The Support Agreement will terminate upon the earlier to occur of the closing date of the merger transaction or the termination  of the Merger Agreement.

     A  copy  of  the  Merger Agreement and  the  Issuer's  press release  dated  December  19, 1997 in connection  therewith  were previously  filed  as  a  part of the Issuer's Form 8-K (file no.

1-7123)  dated  December  8,  1997, Item 7, Exhibits 2.1 and 20.1 and are incorporated herein by this reference.

                                                Page 4 of 6 Pages

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     (a) On the date hereof, the Reporting Person beneficially owns 1,181,087 shares of Common Stock (including 44,000 shares that he has the right to acquire upon the exercise of currently exercisable employee stock options), constituting an aggregate of approximately 7.3% of the sum of 16,228,569 shares of Common Stock outstanding at September 30, 1997 plus the 44,000 shares the Reporting Person has the right to acquire. Of the 1,181,087 shares, 11,450 shares are held in the Reporting Person's individual retirement account and 1,117,512 shares are held as trustee of the J.K. and Nancy Houssels 1992 Trust No. 1. The Reporting Person disclaims beneficial ownership of 7,000 shares of Common Stock owned by his wife 35,700 shares of Common Stock held by the J.K. Houssels, Jr. 1976 Trust Agreement (established by the Reporting Person for the benefit of two of Reporting Persons dependent children) and such shares are excluded from this report.

     (b) Except as provided in Item 4 above, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock beneficially owned by him.

     (c)  Except  as  provided  in  Item  4  above, the Reporting
          Person did not effect any transaction involving the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


      EXHIBIT NO.  DESCRIPTION

       2.1         Agreement  and  Plan  of  Merger  dated  as of
                   December  18,  1997,  among   Showboat,  Inc.,
                   Harrah's   Entertainment,     Inc.    and  HEI
                   Acquisition  Corp.  is  incorporated herein by
                   reference to Form 8-K (file no. 1-7123)  dated
                   December  18,  1997, Item  7, Exhibit No. 2.1.

       20.1        Press   Release  issued  December  19,   1997,
                   is  incorporated  herein  by reference to Form
                   8-K (file no. 1-7123) dated December 18, 1997,
                   Item  7, Exhibit No. 20.1.


                                                Page 5 of 6 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief,  I  certify  that  the  information  set  forth  in  this statement is true, complete and correct.

     Dated this 2nd day of January 1998.


                                       /s/ John Kell Houssels
                                       JOHN KELL HOUSSELS

                                                Page 6 of 6 Pages